MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (“MOU”) is entered into this 20th day of July, 2007, by and between Northern Illinois Gas Company d/b/a Nicor Gas Company (“Nicor”) and Commonwealth Edison Company (“ComEd”) (collectively, the “Utilities”) to reflect the agreement, in principle, entered into by Nicor and ComEd concerning allocation of certain costs relating to the remediation of particular manufactured gas plant sites (“Sites”) in Illinois.
The terms “Shared Costs,” “Final Cost Allocation,” and “Coordinator/Utility,” as used anywhere in this MOU, have the same meaning that they have in the Utilities’ Interim Cooperative Agreement dated October 28, 1993, as amended.

1.     With respect to the Sites listed on Attachment A hereto, the Final Cost Allocation shall be and shall result in Nicor being responsible for 51.73 percent, and ComEd being responsible for 48.27 percent, of any and all past and future Shared Costs.
2.     With respect to the Sites listed on Attachment B hereto, the Final Cost Allocation shall be and shall result in Nicor being responsible for 0 percent, and ComEd being responsible for 100 percent, of any and all past and future Shared Costs. ComEd will become the Coordinator/Utility at any and all Sites listed on Attachment B other than the site described on Attachment B as “MGP Site at Clinton and Jackson, Ottawa, Illinois.”

3.     With respect to Shared Costs that do not relate exclusively either to the Sites listed on Attachment A or to the Sites listed on Attachment B, but rather relate to the Utilities’ MGP remediation program in general (“Program Costs”), the Final Cost Allocation shall be and shall result in Nicor being responsible for 50 percent, and ComEd being responsible for 50 percent, of any and all past and future Shared Costs.
4.     The Utilities will use the Final Cost Allocations described herein in all future Illinois Commerce Commission (“ICC”) rate reconciliation proceedings.
5.     This MOU is subject to the negotiation of a definitive Settlement Agreement inclusive of, but not limited to, terms consistent with those set forth in this MOU. The Utilities agree to use their best efforts and to act in good faith promptly to negotiate and execute such a Settlement Agreement on or before September 10, 2007.
6.     The Settlement Agreement will be subject to and contingent upon approval by the ICC. The Utilities agree to use their best efforts and to act in good faith promptly to seek and obtain such approval. In the event that the ICC does not approve the Settlement Agreement, the Settlement Agreement and this MOU will be void.
7.     On the date of ICC approval of the Settlement Agreement, to the extent that either Utility has paid more or less than the amounts determined by the percentages in paragraphs 1 through 3 of this MOU, appropriate credits and debits, if required, will be made promptly to reflect the agreed upon percentage of each Utility’s Final Cost Allocation, as specified in paragraphs 1 through 3 of this MOU. These credits and debits will be reflected in invoices for future remediation costs at Sites listed on Attachment A.

8.     If, before the ICC approval contemplated by this MOU becomes final and non-appealable, the Illinois General Assembly approves a change in Illinois law such that either party reasonably anticipates that it may be prevented by such change from obtaining, in whole or in part, recovery from customers of Shared Costs, then either party so potentially affected by such legislative action shall have the right to terminate this MOU and the Settlement Agreement, by giving notice of such termination to the other party within thirty (30) days of such change. In the event of such termination, neither Utility shall have any continuing obligation under either this MOU or the Settlement Agreement.
9.     The Utilities will promptly notify the arbitrators who are presiding over the Arbitration that is currently pending and captioned Northern Illinois Gas Company v. Commonwealth Edison Company, CPR File No. G-06-26H, that the Utilities have entered into this MOU, and will request that the arbitrators stay the Arbitration pending negotiation, execution, and ICC review and approval of the Settlement Agreement.
10.    The Settlement Agreement will provide that, subject to the provisions of paragraph 8 hereof, once a final Order of the ICC approving the Settlement Agreement becomes final and non-appealable, (A) the Utilities will request that the Arbitration be dismissed with prejudice, and (B) mutual releases, specified in the Settlement Agreement, releasing all claims for liability with respect to Shared Costs (other than as may arise out of the Settlement Agreement), will become effective.

       11.     In the event the ICC rejects the Settlement Agreement, or in the event of termination of this MOU and the Settlement Agreement as provided in paragraph 8 hereof, either Utility may reinstate the Arbitration, in which case neither Utility will be deemed to have waived any claim, right, or defense as a result of this MOU or the Settlement Agreement, and neither this MOU nor the Settlement Agreement nor any communication or document related to either will be admissible in any way in any reinstated Arbitration.

Executed as of the date set forth above.

COMMONWEALTH EDISON COMPANY

By /s/ DARRYL M. BRADFORD
Darryl M. Bradford

NORTHERN ILLINOIS GAS COMPANY d/b/a Nicor Gas Company

By /s/ PAUL C. GRACEY, JR.
Paul C. Gracey, Jr.
Senior Vice President and General Counsel
July 24, 2007

ATTACHMENT A*

1.	Aurora Gas Light Company, River St. at North Avenue Bridge, Aurora
2.	Belvidere Gas, Light & Fuel, Locust Street, Belvidere
3.	Chicago Heights Gas Company, 17th & State Street, Chicago Heights
4.	Cicero gas Company, Lombard & Garfield, Oak Park
5.	Coal Products manufacturing Company, North Broadway, Lockport
6.	Freeport Gas, Light & Coke Company, Liberty & Jackson St., Freeport
7.	Geneseo Electric Light & Gas Company, Oakwood & First St., Geneseo
8.	Illinois Northern Utility Company, Market & 14th, DeKalb
9.	Illinois Northern Utilities Company, 227 Miller, Sterling
10.	Joliet Gaslight Company, Station B, North Broadway & Ingalls St., Joliet
11.	Kankakee Gas Company, Birch & Harrison St., Kankakee
12.	LaGrange Gas Company, 47th & Bluff St., LaGrange
13.	Lemont Gas, Light Company, Main & Lockport Rd., Lemont
14.	Lincoln Water, Light & Gas Company, Sangamon & Dacatur St., Lincoln
15.	Lockport Gas Company, 17th & I & M Canal, Lockport
16.	Mendota Gas Company, Fifth St. & Ninth Ave., Mendota
17.	Morris gas Company, Nettle & Jackson St., Morris
18.	Morrison Gas & Electric, Market & S. Orange, Morrison
19.	Northwestern Gas, Light & Coke Company, 912 Clark St., Evanston
20.	Northwestern Gas, Light & Coke Company, Maple & Vermont, Blue Island
21.	Northwestern Gas, Light & Coke Co./Niles Center Station, Oakton St. & McCormick Blvd., Skokie

22.	Ottawa Gas, Light & Coke Company, Illinois & Walker St., Ottawa
23.	Pontiac Light & Water Company, Vermillion & Water St., Pontiac
24.	Streator Gas, Light & Coke Co., Water St. & Vermillion Rr., Streator

*                The Utilities are not admitting liability at any of these sites or, except as otherwise provided in this MOU, waiving any rights or defenses.

ATTACHMENT B*
1.	MGP Site on Coal Gas Road, DuQuoin, Illinois
2.	MGP Site on Bluff Street, Joliet, Illinois
3.	MGP Site on Center Street, Geneseo, Illinois
4.	MGP Site at Clinton and Jackson, Ottawa, Illinois
5.	Dixon I (2nd St.)
6.	Dixon II (River & Perry)
7.	DuQuoin (Chestnut)
8.	Elgin TDC-570-0044
9.	Kenilworth
10.	Mendota (Main St.)
11.	Murphysboro I (Walnut)
12.	Murphysboro II (Big Muddy)
13.	Rockford (Avon & Cedar)
14.	Rockford II (Mulberry)

*                The Utilities are not admitting liability at any of these sites or, except as otherwise provided in this MOU, waiving any rights or defenses.